Exhibit 12.1

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2016	2015	2014	2013	2012

Earnings:
Income (loss) before provision for (benefit from) income taxes	$356	$(226)	$861	$157	$(299)
Interest expense	856	715	734	920	1,075
Implicit interest in rents	28	13	10	10	12
Total earnings	$1,240	$502	$1,605	$1,087	$788
Fixed charges:
Interest expense	$856	$715	$734	$920	$1,075
Implicit interest in rents	28	13	10	10	12
Total fixed charges	$884	$728	$744	$930	$1,087
Ratio of earnings to fixed charges	1.40	*	2.16	1.17	*

*	Earnings did not cover total fixed charges by $226 million in 2015 and $299 million in 2012.

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